Exhibit 99.1

Millennium Group International Holdings Limited Announces
Fiscal 2023 First Half Financial Results

Hong Kong, June 29, 2023 -- Millennium Group International Holdings Limited (Nasdaq: MGIH) (the “Company”, “we”, “our”, “us” or “MGIH”), a long-established paper-based packaging solutions supplier headquartered in Hong Kong with operations mainly in the People’s Republic of China (“PRC”) and Vietnam, today announced its unaudited financial results for the six months ended December 31, 2022.

Fiscal Year 2023 First Half Financial Results Compared to Fiscal Year 2022 First Half

●	Revenues were $26.3 million for the six months ended December 31, 2022, a 26.6% decrease from $35.9 million for the six months ended December 31, 2021;

●	Gross profit was $5.9 million for the six months ended December 31, 2022, or 22.6% of revenues compared to $9.1 million, or 25.3% of revenues for the six months ended December 31, 2021;

●	Net income was $1.0 million for the six months ended December 31, 2022, compared to $1.9 million for the six months ended December 31, 2021;

●	Basic and diluted earnings per share (“EPS”) was $0.10 per share for the six months ended December 31, 2022 compared to $0.19 per share for the six months ended December 31, 2021; and

●	Cash and cash equivalents were $26.3 million as of December 31, 2022, a 39.6% increase from $18.8 million as of June 30, 2022.

“I’m pleased to report our operating and financial performance for the first time as a public company for the six months ended December 31, 2022,” said Mr. Ming Hung Lai, Chairman of MGIH. “The impact of pandemic restrictions in the PRC during the reporting period, lower volumes in paper products due to softening consumer demand, as well as our withdrawal from a project with a major customer had an unfavorable impact on our performance during the period. However, we have taken a number of actions to reduce costs, enhance efficiency, and increase the diversity of our customer base as we navigate market uncertainty. Our innovative products and diversified value-added services, strong cash flow and balance sheet, as well as dedicated management are enabling us to navigate the market challenges.”

“Our proven track record of 44 years of operating history positions us to improve profitability and remain flexible in responding to the changing market. Our recently completed initial public offering and listing on Nasdaq is a milestone for us that accelerates our efforts to expand our operations geographically and drive future growth. Looking ahead, as we anticipate challenges in the broader environment to persist during the second half of fiscal 2023, we remain committed to providing cost effective packaging solutions to consumers. We are confident in our long-term strategy and believe that we have the right team in place to generate sustainable long-term returns for our stakeholders,” Mr. Lai concluded.

Financial Results for the Six Months Ended December 31, 2022 and 2021

	For the Six Months Ended December 31,
	2022	2021	Change	Change
	USD	USD	USD	%
	(Unaudited)	(Unaudited)
Selected Unaudited Interim Condensed Consolidated Statements of Income Data:
Revenues	26,328,797	35,850,803	(9,522,006)	-26.6
Cost of revenue	(20,380,029)	(26,778,609)	6,398,580	-23.9
Gross profit	5,948,768	9,072,194	(3,123,426)	-34.4
Selling and marketing expenses	(2,875,050)	(3,388,016)	512,966	-15.1
General and administrative expenses	(2,447,806)	(2,507,120)	59,314	-2.4
Total operating expenses	(5,322,856)	(5,895,136)	(572,280)	-9.7
Interest expenses	(282,979)	(204,377)	(78,602)	38.5
Other income	808,378	76,777	731,601	952.9
Other expenses	(50,692)	(535,935)	485,243	-90.5
Income before provision for income taxes	1,100,619	2,513,523	(1,412,904)	-56.2
Income taxes expenses	(132,995)	(564,229)	431,234	-76.4
Net income	967,624	1,949,294	(981,670)	-50.4

Earnings per share – basic and diluted	0.10	0.19	(0.09)	-50.4

Revenues

For the six months ended December 31, 2022 and 2021, total revenues were $26.3 million and $35.9 million, respectively, comprised mainly from the sale of packaging products and corrugated products and supply chain management solutions. The decrease was mainly due to the lower average selling price and total volume of sales. The average selling price decreased from $1,922 per tonnage for the six months ended December 31, 2021 to $1,673 per tonnage for the six months ended December 31, 2022. The decreased pricing was impacted by lower paper pricing and the result of customers requesting pricing relief as a result of the lower cost. The total volume of sales decreased from 18,655 tonnages to 15,736 tonnages in the comparable periods, primarily due to one of the Company’s customers experiencing a significant decline in their business during the period. The revenues decrease attributable to the Company’s top ten customers contributed to over 60% of the overall drop in revenues. To address the revenues decrease, management has taken actions to strengthen existing customer relationships. These actions include efforts to build on existing customer loyalty, while seeking to hire additional sales talent to expand and diversify the Company’s global customer base.

Cost of Revenues

Cost of revenues mainly consists of raw paper cost, staff cost, auxiliary material cost, depreciation, utilities and outsourcing costs.

For the six months ended December 31, 2022 and 2021, cost of revenues were $20.4 million and $26.8 million, respectively. The decrease is mainly attributable to the decline in the unit cost of raw materials and reduced consumption of materials associated with the lower sales volumes during the period. To address the increased cost of revenues, management is reviewing our production processes to more efficiently streamline operations and reduce costs. Management’s review focuses on an analysis of our production data to identify specific patterns in order to make data-driven decisions to implement process changes. Management’s review has also focused on identifying areas of our operations ripe for potential cost reductions without compromising the quality of our products or customer satisfaction. Potential actions may include pricing negotiations with our material suppliers, optimizing production staffing and eliminating non-essential expenses.

Gross Profit

Gross profit for the six months ended December 31, 2022 and 2021 were $5.9 million and $9.1 million, representing 22.6% and 25.3% of operating revenues, respectively. The decrease of gross profit was mainly due to the decrease in gross profit margin from 19.2% to 14.5% for corrugated products while the gross profit for packaging products were comparatively stable. The Company has been proactively managing costs while enhancing operating efficiency to improve the gross profit.

Selling and Marketing Expenses

Selling and marketing expenses consisted primarily of sales and administrative employee-related expenses and commissions. For the six months ended December 31, 2022, selling and marketing expenses decreased 15.1% to $2.9 million from $3.4 million in the six month period ended December 31, 2021, primarily due to a decrease in shipping costs and staffing costs driven by a reduction in group sales activities.

General and Administrative Expenses

General and administrative expenses mainly included staff cost for general and administrative purposes. For the six months ended December 31, 2022 and 2021, administrative expenses were $2.4 million and $2.5 million respectively. The decrease is mainly due to cost savings in other administrative costs and reduction of staff salary costs for the reporting period.

Net Income

As a result of the factors described above, net income for the six months ended December 31, 2022 was approximately $1.0 million, compared to $1.9 million, for the six months ended December 31, 2021.

Earnings per Share - Basic and Diluted

Earnings per basic and diluted share for the six months ended December 31, 2022 was $0.10, compared to $0.19 for the same period of 2021.

Liquidity and Capital Resources

The Company’s primary sources of liquidity consisted of existing cash and cash equivalents, cash flows from operating activities and availability under loan arrangements with banks. As of December 31, 2022, the Company had outstanding bank borrowings of approximately $13.5 million. The bank borrowings are short-term in nature and have variable interest rates between 1.88% to 7.93%. As of the date of this report, the primary uses of cash are for operations and capital expenditures.

Our working capital was $23.1 million as of December 31, 2022 as compared to $22.5 million as of June 30, 2022. Our cash and cash equivalents were $26.3 million as of December 31, 2022, as compared to $18.8 million as of June 30, 2022.

Although our business has been negatively impacted by the softening of international trade activities and the restrictions due to the COVID-19 pandemic in China during the reporting period, management believes the Company has solid operating cash flow, and sufficient funds from the recently completed initial public offering as well as Hong Kong government guaranteed low interest rate bank borrowings, to fund its operations.

Cash Flows

The following summarizes the key components of our cash flows for the six months ended December 31, 2022, and 2021:

Operating Activities

During the six months ended December 31, 2022 and 2021, the cash inflows from our operating activities were primarily derived from the revenue generated from the sale of paper products and from provision of supply chain management solution, whereas the cash outflows for our operating activities mainly comprised the purchase of raw paper and finished goods, shipping costs, staff costs and administrative expenses.

Our net cash generated from operating activities is primarily reflected as net income, as adjusted for our non-operating items, such as depreciation and amortization, impairment of inventories, (reversal)allowance for bad debts and effects of changes in operating assets and liabilities such as an increase or decrease in inventories, accounts receivable, accounts payable, other payables and accruals, related party balances in trade nature, right-of-use of assets and lease obligations.

Investing Activities

Our cash flows generated from investing activities primarily consisted of (i) the purchases of property, plant and equipment; (ii) the purchase of intangible assets; (iii) the proceeds from sale of property, plant and equipment; and (iv) repayments from related parties.

For the six months ended December 31, 2022, net cash used in investing activities was $0.2 million, almost entirely for the purchases of property, plant and equipment.

Financing Activities

Our cash flows used in financing activities primarily consisted of (i) proceeds from new bank borrowings; (ii) repayment of bank borrowing; and (iii) repayments to related parties.

For the six months ended December 31, 2022, net cash used in financing activities was approximately $2.4 million, and mainly due to the net effect of (i) repayment of bank borrowings of approximately $11.7 million; and (ii) proceeds from new bank borrowings of approximately $9.3 million.

Capital Expenditures

The Company had capital expenditures of $0.17 million and $0.14 million for the six months ended December 31, 2022 and 2021, respectively. Our capital expenditures were mainly used for improvement of our production equipment. Management intends to fund future capital expenditures with working capital, bank borrowings, lease financing and other alternative financings. The Company will continue to make capital expenditures as appropriate to support the business growth.

Recently Completed Initial Public Offering and Use of Proceeds

On April 6, 2023, the Company closed its initial public offering of 1,250,000 ordinary shares at a price of $4.00 per share. The net proceeds from the offering were approximately $4.2 million, after deducting underwriting discounts and other offering expenses payable by the Company. The ordinary shares of the Company began trading on The Nasdaq Capital Market on April 4, 2023, under the ticker symbol “MGIH”.

Due to the recent change in market conditions, our management has decided to reallocate the majority of the proceeds from our initial public offering to focus more on the expansion of our overseas sales and supply chain teams. Our overseas expansion has the clear goal to reach new customers and capture new market opportunities, which is expected to increase company revenue and market share. Meanwhile, our management team will continue to expand our supply chain management services available in Southeast Asia to explore potential opportunities.

About Millennium Group International Holdings Limited

Founded in 1978, Millennium Group is a long-established paper-based packaging solutions supplier committed to providing creative and sustainable packaging solutions to worldwide brands. The Company manufactures packaging products and corrugated products, and provides packaging products supply chain management solutions for a wide range of industries. Headquartered in Hong Kong with operations mainly in the PRC and Vietnam, the Company adopts a one-stop integrated service approach with an objective to cover the entire value chain of its customers, with the sales of its products to PRC, Hong Kong, Vietnam, Myanmar, Australia, Indonesia, Cambodia, Taiwan, Thailand, United States, India and Germany. For more information, please visit the Company’s website at https://investors.millennium-gp.com/

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in U.S., Hong Kong and China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Millennium Group International Holdings Limited

Investor Relations

Email: ir@millennium-gp.com

Lambert Global

Jackson Lin

Phone: +1-646-717-4593

Email: jlin@lambert.com

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